SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Amendment No. 2

Under the Securities Exchange Act of 1934

Florida Gaming Corporation
(Name of Issuer)

Common Stock Par Value $.20 Per Share
(Title of Class of Securities)

340689 30 6
(CUSIP No.)

Phillip E. Allen Attorney at Law 12910 Shelbyville Road Suite 130 Louisville, Kentucky 40243 (502) 254-1213
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29-November 4, 2004
(Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1 (b)(3) or (4), check the following box:(  )

Check the following box if a fee is being paid with this Statement: (  )

CUSIP NO. 340689 30 6

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ITEM 1. SECURITY AND ISSUER.

Not Amended.

ITEM 2. IDENTITY AND BACKGROUND.

Not Amended.

ITEM 4. PURPOSE OF TRANSACTION.

 Not Amended.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

Not Amended.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The first paragraph of Item 6 of Amendment No. 1 is amended to to read as follows:

On October 29, 2004, Florida Gaming Corporation, and its wholly-owned subsidiary, Florida Gaming Centers, Inc., entered into a Letter Agreement with Isle of Capri Casinos, Inc. under which Florida Gaming Corporation and Florida Gaming Centers, Inc. granted Isle of Capri Casinos, Inc. the exclusive right for a period of six months to negotiate the acquisition of the business, operations and assets of the Miami, Florida Jai-Alai (the "Transaction"), and Florida Gaming Corporation and Florida Gaming Centers, Inc. agreed not to enter into any agreement or take any action that would in any way interfere with the Transaction. A copy of the Letter Agreement is attached as Exhibit 10.48 to Florida Gaming Corporation's Current Report on Form 8-K dated October 29, 2004 and is incorporated herein by reference as Exhibit 4 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                Not Amended

[SIGNATURE PAGE FOLLOWS]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2004	s/W. Bennett Collett
W. Bennett Collett
Individually

COLLETT CAPITAL CORPORATION

By:s/W. Bennett Collett
W. Bennett Collett
Chairman and CEO

FREEDOM HOLDING, INC.

By:s/W. Bennett Collett
W. Bennett Collett
Chairman and CEO

FREEDOM FINANCIAL CORPORATION
By:s/W. Bennett Collett
W. Bennett Collett
Chairman and CEO

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